

September 30, 2010

Ming Hsieh
President and Chief Executive Officer
Cogent, Inc.
639 North Rosemead Blvd.
Pasadena, California 91107

> **Re:** **Cogent, Inc.**
> **Amended Schedule 14D-9**
> **Filed on September 24, 2010**
> **File No. 005-80576**

Dear Mr. Hsieh:

We have reviewed your amended filing and have the following comments. Where prior comments are referenced, they refer to our letter dated September 20, 2010.

The Solicitation or Recommendation, page 8

Background, page 9

1.   We note your response to prior comment 7. Please tell us whether the agreement between you and Company D provides that disclosure of subject information is permitted when required by federal securities laws. In addition, please revise your disclosure to explain why a transaction with Company D would have presented antitrust and other regulatory approval issues.

Voting and Tender Agreement, page 19

2.   We note your response to prior comment 10. Please revise to discuss <u>why</u> your board concluded that the terms of the Voting and Tender Agreement did not limit its ability to consider, recommend, or accept a competing bid, or create a barrier to potential competing offers.

Additional Information, page 26

Appraisal Rights, page 28

3.   We reissue prior comment 5 with respect to the first sentence of the second paragraph of this section.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (858) 720-5125
        Scott M. Stanton, Esq.
        J. Nathan Jensen, Esq.
        Morrison & Foerster LLP